General New York Municipal Bond Fund, Inc.
Statement of Investments
January 31, 2006 (Unaudited)

Long-Term Municipal Investments--99.3%	Principal Amount ($)		Value ($)
New York--94.5%			
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Secured 5%, 9/1/2016 (Insured; MBIA)	3,000,000		3,257,910
Erie County Industrial Development Agency, School Facility Revenue (City School District of the City of Buffalo Project):			
5.75%, 5/1/2024	2,000,000		2,259,800
5.75%, 5/1/2025	2,000,000		2,259,800
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility 5%, 10/1/2030	2,000,000		2,054,340
Huntington Housing Authority, Senior Housing Facility Reve (Gurwin Jewish Senior Residences) 6%, 5/1/2029	1,370,000		1,383,152
Jefferson County Industrial Development Agency, SWDR (International Paper Co.) 5.20%, 12/1/2020	2,000,000		2,020,360
Long Island Power Authority, Electric System Revenue 5.25%, 12/1/2014	3,000,000		3,271,230
Metropolitan Transportation Authority:			
Dedicated Tax Fund 5.25%, 11/15/2025 (Insured; FSA)	4,000,000		4,285,600
Revenue 5.50%, 11/15/2018 (Insured; AMBAC)	4,000,000		4,414,880
Transit Facilities:			
5.125%, 1/1/2012 (Insured; FSA)	1,220,000	a	1,323,395
5.125%, 7/1/2012 (Insured; FSA)	2,780,000	a	3,033,369
Service Contract 5.125%, 1/1/2029	1,090,000		1,146,342
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	4,000,000		4,116,120
New York City:			
5%, 11/1/2019	3,000,000		3,157,200
5.375%, 12/1/2020	1,000,000		1,076,510
5.50%, 8/1/2021	2,500,000		2,714,775

5%, 8/1/2022	2,000,000	2,097,900
5.50%, 6/1/2023	1,600,000	1,727,392
5.25%, 8/15/2024	4,000,000	4,255,880
5%, 4/1/2030	3,500,000	3,608,290
5%, 4/1/2035	2,000,000	2,056,900

New York City Housing Development Corp., Revenue:		
Capital Fund Program (New York City Housing Authority Program) 5%, 7/1/2025 (Insured; FGIC)	1,200,000	1,260,168
Multi Family Housing 5.25%, 11/1/2030	3,500,000	3,654,455
New York City Industrial Development Agency:		
Civic Facility Revenue (College of Aeronautics Project) 5.50%, 5/1/2028	1,600,000	1,617,040
Revenue (Liberty-7 World Trade Center Project) 6.25%, 3/1/2015	1,000,000	1,044,050
Special Facility Revenue:		
(American Airlines, Inc. John F. Kennedy International Airport Project) 8%, 8/1/2028	2,000,000	2,126,000
(Terminal One Group Association, L.P. Project):		
5.50%, 1/1/2018	1,000,000	1,074,690
5.50%, 1/1/2024	3,000,000	3,196,950
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue:		
5.75%, 6/15/2009 (Insured; FGIC)	2,000,000 a	2,168,320
5%, 6/15/2022	3,000,000	3,160,200
5.25%, 6/15/2034	2,490,000	2,605,959
5%, 6/15/2037	2,500,000	2,587,050
New York City Transitional Finance Authority,		
Future Tax Secured Revenue:		
6%, 5/15/2010	760,000 a	845,576
6%, 5/15/2010	2,240,000 a	2,492,224
5%, 11/1/2022	4,000,000	4,248,680
5%, 11/1/2025	2,000,000	2,111,220
New York Liberty Development Corp.,		
Revenue (Goldman Sachs Headquarters Issue) 5.25%, 10/1/2035	1,640,000	1,821,482
New York State Dormitory Authority, Revenue:		
(Catholic Health Services of Long Island- Saint Francis Hospital) 5%, 7/1/2021	3,000,000	3,077,580
(Columbia University):		
5.25%, 7/1/2017	2,500,000	2,805,925
5.125%, 7/1/2021	3,630,000	3,875,316
5%, 7/1/2024	2,000,000	2,111,100
5%, 7/1/2031	2,000,000	2,112,180
Consolidated City University Systems:		
5.625%, 7/1/2016	2,500,000	2,812,350
5.75%, 7/1/2016 (Insured; FGIC)	2,000,000	2,178,760
5.75%, 7/1/2018	2,500,000	2,848,700
5.75%, 7/1/2018 (Insured; FSA)	1,290,000	1,476,753
Court Facilities, Lease 5.25%, 5/15/2012	3,220,000	3,457,024
Department of Health:		
5.75%, 7/1/2006 (Insured; MBIA)	2,075,000 a	2,137,893

5%, 7/1/2015	3,885,000	4,150,190
5%, 7/1/2025 (Insured; FGIC)	3,000,000	3,143,340
Hospital Mortgage		
(Lutheran Medical Center)		
5%, 8/1/2016 (Insured; MBIA)	1,000,000	1,062,850
(Manhattan College) 5.50%, 7/1/2016	2,000,000	2,178,200
(Miriam Osborne Memorial Home)		
6.875%, 7/1/2019 (Insured; ACA)	1,475,000	1,653,534
(Mount Sinai NYU Health Obligated Group):		
Series A, 5.50%, 7/1/2026	2,000,000	2,021,720
Series C, 5.50%, 7/1/2026	500,000	506,225
(New York Methodist Hospital) 5.25%, 7/1/2033	2,000,000	2,093,360
(Rochester University) 5%, 7/1/2034	4,000,000	4,110,480
Secured Hospital:		
(New York Downtown Hospital)		
5.30%, 2/15/2020 (Insured; MBIA)	2,500,000	2,622,150
(North General Hospital) 5.75%, 2/15/2016	4,035,000	4,459,442
State Personal Income Tax, Education		
5.375%, 3/15/2013	1,000,000 a	1,106,560
State University Educational Facilities:		
Lease 5.50%, 7/1/2011 (Insured; FGIC)	1,475,000 a	1,621,276
5.875%, 5/15/2017	2,060,000	2,373,944
(Mental Health Facilities Improvement)		
5%, 2/15/2028	845,000	870,063
(Winthrop-South Nassau University Hospital		
Obligated Group) 5.50%, 7/1/2023	1,825,000	1,926,561

New York State Energy Research and Development Authority Gas Facilities Revenue (Brooklyn Union Gas Co. Project) 6.368%, 4/1/2020		5,000,000	5,372,900
New York State Housing Finance Agency, Revenue:			
(LooseStrife Fields Apartments and Fairway Manor)			
6.75%, 11/15/2036 (Collateralized; FHA)		25,000	26,081
Service Contract Obligation:			
6%, 9/15/2006	a	6,535,000	6,772,482
6%, 9/15/2008	a	1,770,000	1,877,351
5.50%, 9/15/2018		2,000,000	2,098,160
New York State Medical Care Facilities Finance Agency, Hospital and Nursing Home Insured Mortgage Revenue 6.125%, 2/15/2007 (Insured; MBIA)		215,000	217,608
New York State Mortgage Agency, Homeowner Mortgage Revenue 5.35%, 10/1/2026		2,000,000	2,056,960
New York State Power Authority:			
5%, 11/15/2015 (Insured; MBIA)		6,000,000	6,439,200
5%, 11/15/2018 (Insured; FGIC)		1,000,000	1,079,860
5%, 11/15/2020		2,500,000	2,645,975
New York State Thruway Authority:			
General Revenue			
5%, 1/1/2024 (Insured; AMBAC)		3,000,000	3,166,590
Highway and Bridge Trust Fund			
6.50%, 4/1/2011 (Insured; FGIC)	a	1,225,000	1,352,204
Second General Highway and Bridge Trust Fund			
6.191%, 4/1/2019 (Insured; AMBAC)	b,c	2,250,000	2,587,050
Service Contract Revenue, Local Highway and Bridge:			
6%, 4/1/2007	a	1,965,000	2,064,940
5.75%, 4/1/2009	a	2,000,000	2,161,300
5.25%, 4/1/2011	a	3,295,000	3,570,890
New York State Urban Development Corp.:			
Correctional Facilities Revenue:			
5.50%, 1/1/2014		3,000,000	3,244,710
5.50%, 1/1/2014 (Insured; FSA)		3,000,000	3,351,180
Correctional and Youth Facilities, Service Contract Revenue 5.25%, 1/1/2010		2,000,000	2,120,620
State Personal Income Tax, Facilities and Equipment 5.50%, 3/15/2013 (Insured; FGIC)	a	3,000,000	3,342,990
Newburgh Industrial Development Agency, IDR (Bourne and Kenney Redevelopment Co.):			
5.65%, 8/1/2020 (Guaranteed; SONYMA)		25,000	26,135
5.75%, 2/1/2032 (Guaranteed; SONYMA)		1,535,000	1,621,666

Niagara County Industrial Development Agency, SWDR:		
5.625%, 11/15/2014	2,000,000	2,106,320
5.55%, 11/15/2015	1,500,000	1,569,705
North Country Development Authority, Solid Waste Management System Revenue		
6%, 5/15/2015 (Insured; FSA)	2,260,000	2,555,947
Onondaga County Industrial Development Agency, Sewer Facilities Revenue		
(Bristol Meyers Squibb Co. Project) 5.75%, 3/1/2024	4,000,000	4,510,280
Orange County Industrial Development Agency, Life Care Community Revenue		
(Glenn Arden Inc. Project) 5.625%, 1/1/2018	1,000,000	969,170
Port Authority of New York and New Jersey, Special Obligation Revenue (Special Project-JFK International Air Terminal)		
6.25%, 12/1/2013 (Insured; MBIA)	5,000,000	5,617,500
Rensselaer County Industrial Development Agency, IDR		
(Albany International Corp.) 7.55%, 6/1/2007	4,000,000	4,194,400
Sales Tax Asset Recievable Corp., Sales Tax Revenue:		
5%, 10/15/2020 (Insured; MBIA)	1,675,000	1,793,841
5%, 10/15/2029 (Insured; AMBAC)	4,000,000	4,190,920
Tobacco Settlement Financing Corp. of New York, Revenue:		
5.50%, 6/1/2018	1,000,000	1,090,430
5.50%, 6/1/2021	3,000,000	3,292,380
Triborough Bridge and Tunnel Authority:		
5%, 11/15/2032 (Insured; MBIA)	3,000,000	3,098,220
General Purpose Revenue		
5.50%, 1/1/2022	2,000,000 a	2,312,920
Ulster County Industrial Development Agency, Civic Facility (Benedictine Hospital Project)		
6.45%, 6/1/2024	1,950,000	1,877,870
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds		
5%, 6/1/2026	2,000,000	1,963,560

U.S. Related--4.8%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 6%, 7/1/2010	2,695,000	a	2,972,477

Guam Waterworks Authority,
    Water and Wastewater System Revenue
    5.875%, 7/1/2035
	1,000,000		1,053,130

Puerto Rico Electric Power Authority, Power Revenue 5.625%, 7/1/2010 (Insured; FSA)	3,000,000	a	3,296,700

Puerto Rico Highway and Transportation Authority,
    Transportation Revenue
    5.75%, 7/1/2010 (Insured; MBIA)
	2,420,000	a	2,665,364

Puerto Rico Infrastructure Financing Authority,
    Special Tax Revenue
    Zero Coupon, 7/1/2030 (Insured; FGIC)
	2,500,000		809,125

Puerto Rico Public Finance Corp.
  (Commonwealth Appropriation Bonds)
    5.75%, 2/1/2012
	2,000,000		2,177,060

Total Investments (cost $257,065,948)	99.3%		267,642,856
Cash and Receivables (Net)	.7%		1,904,156
Net Assets	100.0%		269,547,012

Notes To Financial Statements:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security--the interest rate is subject to change periodically.

c Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2006, this security amounted to $2,587,050 or 1.0% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Comission on Form N-CSR.